

Mail Stop 4561

July 31, 2009

<u>Via U.S. Mail and Facsimile (602)-850-5001</u>

Douglas S. Lindroth, Chief Financial Officer
Limelight Networks, Inc.
2220 W. 14th Street
Tempe, AZ 85281

> **Re: Limelight Networks, Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2008
> Filed March 13, 2009
> File No. 001-33508**

Dear Mr. Lindroth:

We have reviewed the above-referenced filing and have the following comments.
If indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2008</u>

<u>Part I</u>

<u>General</u>

1.   On page 3, you advise investors that they may read and copy materials you file
with us at the Commission's Public Reference Room at 450 Fifth Street, N.W.

Please be advised that we are now located at 100 F. Street N.W., Washington, DC 20549.

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 52

2.   In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, you disclose that the increase in CDN service revenues was due to an increase in the number of customers under recurring revenue contracts and an increase in traffic partially offset by a decline in unit sales price and additional services sold to new and existing customers but you give no indication as to the relative impact of each factor. Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources

Cash Flow for the Years Ended December 31, 2008, 2007, and 2006

Operating Activities, page 63

3.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Use if Non-GAAP Financial Measures, page 66

4.   We note your disclosure of non-GAAP revenue, non-GAAP net (loss) income and EBITDA and adjusted EBITDA.   Please tell us how you considered the disclosure required by Item 10(e)(1)(i)(C) of Regulation S-K. In this regard, we noted no substantive discussion of why these measures are useful to investors. As part of your response, please explain how management differentiates between the usefulness of non-GAAP net (loss) income and EBITDA and adjusted EBITDA.

We further note that your response to comment number 14 in your response letter dated April 27, 2007 appears to address the concerns noted in our comment and you may consider providing this discussion in your non-GAAP disclosures.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Use Estimates

Revenue Recognition, page 78

5.   We note that you derive revenue from multiple element arrangements that include the sale of software, post-contract support ("PCS"), and services and revenue is recognized in accordance with SOP 97-2. Please describe your methodology for establishing vendor-specific objective evidence ("VSOE") of PCS, the accounting literature you considered, and how you considered disclosing your policy in your revenue recognition footnote. If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renews at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.).

Part III (Incorporated by Reference from Definitive Proxy)

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 15

Role of Compensation Consultant, page 17

Components of Compensation, page 17

6.   You state that your Compensation Committee benchmarks base salaries in the 50th to 75th percentile of the peer group data and that the Committee expects to set equity based compensation "at or above market averages." Please adequately identify the benchmark established with regards to equity based compensation and total compensation for your named executive officers. See Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 18

7.   We note that your management and Compensation Committee consider, among other factors, each named executive officer's personal performance in setting base salary. Whenever a named executive officer's personal performance is considered for setting any element of compensation, you should describe each element of individual performance considered and how each element of compensation is structured to reflect those elements of individual performance/contribution. See Item 402(b)(2)(vii) of Regulation S-K. We note your disclosure that none of your named executive officers received an increase in base salary during fiscal year 2008.

Annual Incentive Cash Bonuses, page 18

8.   On page 19 you disclose that in May 2008 your Compensation Committee awarded retention bonuses to certain of your named executive officers in order to motivate [them] to remain in Limelight's service. In your response, please include a discussion telling us the bases on which the amounts of the retention bonuses were set, as well as the underlying business conditions or other circumstances that led you to believe that you were at risk of losing the services of Messrs. Raciborski, Gordon, Hale and Hatfield. See Item 402(b)(1)(iv) of Regulation S-K. Given your disclosure on page 18 that the components of your compensation package were selected, in part, to help retain your executives, it is unclear from your document why you believed that the compensation components listed on page 17 were insufficient to retain these executives.

Long-Term Incentive Program, page 19

9.   In February 2008 your Compensation Committee decided to award to each of Mr. Raciborski, Mr. Gordon and Mr. Hatfield options to purchase 250,000 shares of your common stock at an exercise price of $6.39. Please tell us how your Compensation Committee determined the number of options awarded to each of these named executive officers. In addition, please confirm that you will include such information in applicable future filings. See Item 402(b)(1)(v) of Regulation S-K.

10.   You state in your disclosure on page 18 that in 2008 your Compensation Committee considered an annual "refresh grant" in February, but instead decided to address annual refresh grants in or about June of each year. We further note your statement on page 19 that the principal goal of your long-term equity-based incentive program is to align the interests of your named executive officers with those of your stockholders. In your response, please describe in reasonable detail the characteristics of your refresh grant program, and how the issuance of refresh

grants to your named executive officers furthers the goal of your long-term equity-based incentive program. See Item 402(b)(1) of Regulation S-K.

2008 Equity Award Exchange Offer, page 21

11.   As a related matter, we note the stock option/restricted stock unit exchange program you implemented in April 2008 which allows your named executives to exchange certain underwater options for restricted stock units on a one-for-two basis. Please tell us the basis on which you determined this exchange ratio and how this exchange program furthers the goal of your long-term incentive program of aligning the interests of your named executive officers with those of your shareholders. See Item 402(b)(1) of Regulation S-K.

Executive Compensation Tables, page 29

Grants of Plan-Based Awards in 2008, page 30

12.   The executive compensation tables are not in the form set forth in Item 402 of Regulation S-K. As an example, we note that your "Grants of Plan-Based Awards" table for fiscal year 2008 omits the headings for columns (c), (d) and (e). See Item 402(d) of Regulation S-K. Please be sure that your executive compensation tables meet the applicable requirements of Item 402 of Regulation S-K.

Certain Relationships and Related Transactions, page 36

Policies and Procedures for Related Party Transactions, page 37

13.   We note that your Audit Committee is responsible for reviewing and approving any related party transactions. In future filings, please provide a description of the policies and procedures employed by your audit committee for the review, approval, or ratification of any such transactions. See Item 404(b)(1) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Housel, Staff Attorney, at (202) 551-3105 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief